FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”), dated May 21, 2009, announcing four new time charter agreements and the commencement of in-house technical management of four of the Company’s vessels.

This report on Form 6-K, except for the section entitled “Akis Tsirigakis, CEO of Star Bulk commented,” is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-153304) that was filed with the U.S. Securities and Exchange Commission (“Commission”) with an effective date of November 3, 2008, and the Company’s registration statement on Form F-3 (File No. 333-156843) that was filed with the Commission with an effective date of February 17, 2009.

Exhibit 1

STAR BULK ANNOUNCES FOUR NEW TIME CHARTER AGREEMENTS AND
COMMENCES IN-HOUSE VESSEL MANAGEMENT

Athens, Greece, May 21, 2009 - Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (NasdaqGM: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes announced today that:

Star Theta

The Company entered into a new one-year time charter agreement for the Star Theta, a 52,425 dwt 2003-built Supramax vessel, at a gross daily rate of $11,300. On May 18, 2009 the vessel was delivered to its new charterer, Cargill.

Star Kappa

The Company entered into a new time charter agreement with the existing charterer for the Star Kappa, a 52,055 dwt 2001-built Supramax vessel, for a minimum of 63 months and a maximum of 65 months at a gross daily charterhire rate of $25,500. The new time charter agreement is effective as of April 7, 2009 and replaces the existing charter. The new time charter agreement includes a 40%-60% index-based profit sharing arrangement under which Star Bulk will be paid by the charterers, in addition to the above charterhire, 40% of the difference by which the Baltic Supramax Index (BSI) rate exceeds $30,500, effective as of April 7, 2011.

Star Epsilon

The Company entered into a new time charter agreement with the existing charterer for the Star Epsilon, a 52,402 dwt 2001-built Supramax vessel, for a minimum of 63 months and a maximum of 65 months at a gross daily rate of $25,500. The new time charter agreement is effective as of April 12, 2009 and replaces the existing charter. The new time charter agreement includes a 40%-60% index-based profit sharing arrangement under which Star Bulk will be paid by the charterers, in addition to the above charterhire, 40% of the difference by which the Baltic Supramax Index (BSI) rate exceeds $30,500, effective as of April 12, 2011.

Star Sigma

The Company has agreed in principle to extend the existing charter of the Star Sigma, a 184,400 dwt 1991-built Capesize vessel, by approximately 20 months, to a minimum of 56 months and a maximum of 61 months at a gross daily charterhire rate of $38,000. Once executed, the amended time charter agreement will be effective as of May 1, 2009. The amended charter agreement will include a 50%-50% index-based profit sharing arrangement under which Star Bulk will be paid by the charterers, in addition to the above charterhire, 50% of the difference by which the Baltic Capesize Index (BCI) rate exceeds $49,000 effective as of March 1, 2012.

In-House Vessel Management

On March 14, 2009 StarBulk SA, a wholly owned subsidiary of the Company assumed the technical management the first vessel of Star Bulk’s fleet. To date the technical management of four vessels, the Star Alpha, the Star Beta, the Star Ypsilon and the Star Kappa has been undertaken by StarBulk SA from Bernhardt Schulte Shipmanagement Ltd. The Company’s wholly owned subsidiary, Star Bulk Management Inc. performs the commercial management of all of the Company’s vessels.

Akis Tsirigakis, CEO of Star Bulk commented:

“We are pleased to have secured further period employment for our fleet, enhancing our revenue visibility with total contracted revenue in excess of $425 million as of May 1, 2009. Significantly, we have introduced profit sharing structures in three of our new time charter agreements in order to benefit from future rate increases once these agreements come into effect. Our contracted operating days are now 100% for 2009, 71% for 2010 and 42% for 2011 and we continue to generate significant positive cash flows. We are confident that the commencement of in-house technical management will be instrumental in reducing management fees, optimizing our cost structure and in the implementation of our quality objectives regarding the operation of our fleet. We are also pleased to have completed successfully a protracted period of aligning the company’s financial, commercial and operational matters with the new market environment enhancing our competitive elements and our capability to take advantage of market opportunities that are certain to appear.”

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols “SBLK” and “SBLKW,” respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers. The total fleet consists of four Capesize, and eight Supramax dry bulk vessels with an average age of approximately 9.9 years and a combined cargo carrying capacity of 1,106,250 deadweight tons.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:
George Syllantavos
CFO
Star Bulk Carriers Corp.
7 Fragoklisias Street
Maroussi 15125
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Bulk Carriers Corp.

Dated: May 22, 2009	By: /s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chief Executive Officer and President

SK 25767 0001 998509